June 7, 2005



Via US Mail and Facsimile

Mr. Paul W. Mobley
Chief Financial Officer
One Virginia Avenue, Suite 800
Indianapolis, Indiana 46204

Re:	Noble Romans, Inc.
	Form 10-K for the year ended December 31, 2004
	Form 10-Q for the quarter ended March 31, 2005
	Commission file #: 000-11104

Dear Mr. Mobley:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,


								Linda Cvrkel
      Branch Chief